Exhibit 15

(English Translation)

TELVENT GIT, S.A.

SHARE CAPITAL REDUCTION AND AMENDMENT OF THE ARTICLES OF ASSOCIATION

The General Shareholders’ Meeting of TELVENT GIT, S.A. (the “Company”), held in Alcobendas, Madrid, on December 5, 2011, on the first call, has passed the following resolution to reduce the share capital by means of a redemption of shares and consequently modify article 5 of the Company’s articles of association with the majorities provided for in section 329 and 293 of the Spanish Companies’ law:

1.	Share capital reduction. The Company’s share capital is reduced by EUR 1,313,245.91565, by means of the redemption of all the shares not owned by Schneider Electric España, S.A.U., i.e. 437,013 shares, each of a nominal value of EUR 3.00505, of which (i) 38,238 are treasury shares owned by the Company, and (ii) the rest, 398,775 shares, are owned by third party shareholders.

As a consequence of the reduction, the share capital is set at EUR 101,141,406.58730, divided into 33,657,146 shares, each of a nominal value of EUR 3,00505, consecutively numbered from 1 to 33,657,146, inclusive.

2.	Purpose of the share capital reduction. The purpose of the share capital reduction is the reimbursement of contributions to the owners (other than the Company) of the 398,775 redeemed shares, at a redemption price of USD 40 (EUR 29.76) per share (the “Redemption Price”), net of taxes and withholdings.

The Redemption Price includes:

(i)	The nominal amount of each share (EUR 3.00505/USD 4.04);

(ii)	The portion of the share premium reserve corresponding to each share, in proportion to the stake represented by each share compared to the total issued shares of the Company (EUR 3.02095/USD 4.06); and

(iii)	Other distributable reserves for the remaining balance of the Redemption Price (EUR 23.74/USD 31.90) (“Other Distributable Reserves”).

The amounts in EUR and USD have been calculated at the official exchange rate EUR/USD published by the European Central Bank on the date of the General Shareholders’ Meeting (USD 1.3442 per EUR) rounded up in the second decimal.

3.	Payment of the Redemption Price net of applicable taxes and withholdings. Each shareholder (other than the Company) of redeemed shares will receive an amount equal to the Redemption Price, less applicable taxes and withholdings, for each redeemed share owned by such shareholder as of immediately prior to the effective time of the redemption, in accordance with the procedure authorized by the Board of Directors of the Company (the “Authorized Payment Procedure”).

Pursuant to the Authorized Payment Procedure, and subject to the terms thereof:

(i)	On December 15, 2011 (the “Payment Date”), the Company shall, or shall cause the paying agent appointed by the Company (the “Paying Agent”) to, pay to each shareholder of record (other than the Company) of redeemed shares, an amount equal to the Redemption Price, less applicable taxes and withholdings, for each redeemed share owned of record by such shareholder as of immediately prior to the time of such payment on the Payment Date.

(ii)	The following amounts shall be deducted and withheld by the Company from the Redemption Price on account of taxes established by Spanish domestic law:

(a)	On account of Spanish Non-Resident Income Tax (the “Spanish NRIT”), an amount equal to 19% of the Other Distributable Reserves (EUR 4.51/USD 6.06); and

(b)	On account of Spanish Capital Duty (Impuesto sobre Transmisiones Patrimoniales y Actos Jurídicos Documentados, modalidad Operaciones Societarias), 1% of the Redemption Price (EUR 0.30/USD 0.40).

(iii)	The Company shall provide a procedure (the “Quick Refund Procedure”) whereby certain shareholders that beneficially owned redeemed shares shall have the opportunity to apply by January 10, 2012 to reclaim from the Company, through the Paying Agent, the tax relief for which such shareholder is eligible with respect to the application of the Spanish NRIT to the distribution of the Distributable Reserves pursuant to the redemption. The terms and provisions of the Quick Refund Procedure (including a description of the documentation and information which must be provided to the Paying Agent no later than January 10, 2012, and the manner and form in which it must be provided, for a shareholder to qualify for tax relief pursuant to the Quick Refund Procedure) will be made available on the Company’s website (www.telvent.com) beginning on or prior to the Payment Date.

4.	Exclusion of the right to oppose the share capital reduction. The capital reduction is made against profits or free reserves (including the share premium reserve mentioned in section 2) and a non-distributable reserve for the amount equivalent to the face value of all the redeemed shares, that is EUR 1,313,245.91565, will be funded so that the right of creditors to oppose the share capital reduction pursuant to section 335 of the Spanish Companies Law is excluded.

5.	Amendment of the Company’s articles of association and renumbering of the shares that have not been redeemed. Article 5 of the articles of association will be drafted as follows: “Article 5. Share capital. The share capital is EUR 101,141,406.58730, which is divided into 33,657,146 shares, each with a nominal value of EUR 3.00505, made up of one class and series and consecutively numbered from 1 to 33,657,146, inclusive. All the shares will confer equal rights and are represented by means of nominative share certificates that may be emitted by means of multiple share certificates, although the shareholders may request individual share certificates at any time. The total share capital is fully subscribed and paid up.”

Alcobendas, Madrid, December 12, 2011

The Secretary of the Board of Directors